Explanation of Responses

(1)
Distribution of shares from creditors trust established in 2009 pursuant to plan of reorganization in WCIC’s chapter 11 proceedings.  Acquisition is exempt from Section 16(b) as having been acquired in good faith in connection with a debt previously contracted.

(2)
This Form 5 is being filed on behalf of Stonehill Capital Management LLC, a Delaware limited liability company (“Management”), Stonehill General Partner, LLC, a Delaware limited liability company (“GP”), and Messrs. John Motulsky, Christopher Wilson, Wayne Teetsel, Thomas Varkey, Jonathan Sacks, Peter Sisitsky, Michael Thoyer and Michael Stern.

(3)
GP is the sole general partner of Partners.  Management is the investment advisor to Partners and Master.  Messrs. Motulsky, Wilson, Teetsel, Varkey, Sacks, Sisitsky, Thoyer and Stern are managing members of GP and Management and may be deemed to control GP, Management, Partners and Master.  Each of Management, GP and Messrs. Motulsky, Wilson, Teetsel, Varkey, Sacks, Sisitsky, Thoyer and Stern disclaims beneficial ownership of all shares of WCIC’s common stock held directly by Partners and Master except to the extent of any indirect pecuniary interest therein.  Partners is filing as a Reporting Person on a separate Form 5.